# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C-TR

# UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

*Name of issuer*
Plover Animation

*Legal status of issuer*

      *Form*
      Corporation

      *Jurisdiction of Incorporation/Organization*
      South Carolina

      *Date of organization*
      March 2, 2022

*Physical address of issuer*
2848 Ophelia Way, Myrtle Beach, SC 29577

*Website of issuer*
ploveranimation.com

*Current number of employees*
1

*Filer EDGAR CIK*

0001934259

***Filer EDGAR CCC***
yi*p7mns

***Filer EDGAR Password***
t#zfq6xctqvg

***Filer EDGAR PMAC***
vbng9#je

***Submission Contact Person Information***

> ***Name***
> Jennifer Hotai Dale
>
> ***Phone Number***
> (843) 997-9072
>
> ***Email Address***
> jen@ploveranimation.com
>
> ***Notification Email Address***
> jen@ploveranimation.com

***Signatories***

> ***Name***
> Jennifer Dale
>
> ***Signature***
>
> ***Title***
> Owner
>
> ***Email***
> jen@ploveranimation.com
>
> ***Date***
> January 1, 2024